SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                                 FORM 11-K



           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1995 Commission File
Number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Atlantic Electric 401(K) Savings and Investment Plan - B
     6801 Black Horse Pike
     Egg Harbor Twp., N.J.  08234-4130

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


     Custom Stable Value Fund           Equity Index Fund
     T. Rowe Price, Inc.                T. Rowe Price, Inc.
     100 East Pratt Street              100 East Pratt Street
     Baltimore, MD  21202               Baltimore, MD  21202

     Equity Income Fund                 Spectrum Growth Fund
     T. Rowe Price, Inc.                T. Rowe Price, Inc.
     100 East Pratt Street              100 East Pratt Street
     Baltimore, MD  21202               Baltimore, MD  21202

     International Stock Fund
     T. Rowe Price, Inc.
     100 East Pratt Street
     Baltimore, MD  21202















TABLE OF CONTENTS

                                                         Page

Independent Auditors' Report                                2

Atlantic Electric
  401(K) Savings and Investment Plan - B

Financial Statements as of December 31, 1995 and 1994
  and For The Years Then Ended:
  Statements of Net Assets Available for Benefits           3
  Statements of Changes in Net Assets
     Available for Benefits                                 4
  Notes to Financial Statements                             5
Supplemental Schedules:
   I: Schedule of Reportable Transactions -
            Form 5500, Item 27d                            10
  II: Schedule of Assets Held for Investment
     Purposes, December 31, 1995 - Form 5500, Item 27a     11







                             *****
















INDEPENDENT AUDITORS' REPORT

Atlantic Electric
  401(K) Savings and Investment Plan - B

We were engaged to audit the financial statements and supplemental schedules of Atlantic Electric 401(K) Savings and Investment Plan - B as of December 31, 1995 and 1994, and for the years then ended, listed in the Table of Contents. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 2, which was certified by T. Rowe Price Trust Company, the funding agent of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan administrator that the funding agent holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained certifications from the funding agent as of and for the years ended December 31, 1995 and 1994 that the information provided to the Plan administrator by the funding agent is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to express, and do not express, an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the funding agent, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


Deloitte & Touche LLP
Parsippany, New Jersey
July 31, 1996








                                    -2-
ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - B

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994


ASSETS                                      1995            1994

Investments at fair value:
  Common Collective Trust               $13,858,871   $15,028,133
  Mutual fund accounts                    8,697,433     4,685,027
  Participant Loans                         654,692          -0-

Contributions receivable:
  Atlantic City Electric Company             13,444        14,058
  Participants                               36,690        37,450
                                         __________    __________
NET ASSETS AVAILABLE FOR BENEFITS       $23,261,130   $19,764,668
                                         ==========    ==========






See notes to financial statements.




ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - B


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994



                                        1995                1994
Additions to assets:
  Investment income:
    Interest - GIC                 $    881,506       $  877,234
    Interest - Participant Loans         20,266               -
    Dividends                           417,528          290,796
    Net appreciation/(depreciation)
      of investments                  1,457,422         (157,801)
                                      _________        _________
                                      2,776,722        1,010,229

  Contributions:
    Participants'                     1,913,569        2,131,011
      Employers'                        712,499          783,280
                                      _________        _________
                                      2,626,068        2,914,291

    Total additions                   5,402,790        3,924,520
                                      _________        _________
Deductions from Assets:
  Benefits paid to participants       1,854,000        1,376,461
  Administrative Fees                     3,750             -
  Net transfers to Atlantic Electric
    401(K) Savings and Investment Plan - A
                                         48,578          476,271
                                      _________          _______
    Total deductions                  1,906,328        1,852,732

Increase in net assets
  available for benefits              3,496,462        2,071,788

Net assets available for benefits,
  at beginning of year               19,764,668       17,692,880

Net assets available for benefits,   __________       __________
  at end of year                    $23,261,130      $19,764,668
                                     ==========       ==========

See notes to financial statements.



                                    -4-
ATLANTIC ELECTRIC
401(K) SAVINGS AND INVESTMENT PLAN - B

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994



1.   SIGNIFICANT ACCOUNTING POLICIES

    Plan Description

    The Atlantic Electric 401(K) Savings and Investment Plan - B (the "Plan") is a defined contribution savings plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 and with the requirements for qualifications under Section 401(k) of the Internal Revenue Code. The Plan is administered by the Benefits/Trusts Investment Committee appointed by the Board of Directors of Atlantic Energy, Inc., parent holding Company of Atlantic City Electric Company. Employee contributions to the Plan are remitted to T. Rowe Price Trust Company and invested as directed by Plan participants. Employer contributions are invested in the Custom Stable Value Fund Common Collective Trust.

    All full-time bargaining unit employees of the Atlantic City Electric Company and its wholly-owned subsidiary, Deepwater Operating Company (together referred to as the "Company"), are eligible to participate in the Plan. Employees may contribute up to 10% of base pay. Upon enrollment in the Plan, a participant may direct employee contributions in any of five investment options. Options available to the employee are the Custom Stable Value Fund, Equity Index Fund, Equity Income Fund, International Stock Fund, and Spectrum Growth Fund. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50%. Federal Income taxes on these contributions and related interest income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns interest that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

                                    -5-

    Tax Status

    The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Effective January 1, 1996, Atlantic Energy, Inc. common stock was made available as an additional participant directed investment option.

    Participant Accounts

    Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Interest income is recorded as earned. Distributions to participants are recorded in the period in which distribution requests are received. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

    Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

     Administration Costs

    Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

    Participant Loans Receivable

    The Plan began to make Participant loans effective April 1, 1995. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant Loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. The interest rate for 1995 was 9%. Principal and interest is paid ratably through weekly payroll deductions.

     Investments

    The investments in Mutual Funds are stated at fair value as determined by quoted market prices. The investments in the Common Collective Trust are stated at contract value (which approximates fair value) which is the aggregate of contributions and income earned on such contributions, less participants' withdrawals.

    The following table represents the fair value of investments by issuer comprising 5 percent or more of the Plan's assets:


                                                 December 31,
Investments at Fair Value:                  1995            1994

Custom Stable Value Fund              $13,858,871     $15,028,133
Equity Index Fund                       2,935,161       1,635,936
Equity Income Fund                      4,923,465       3,049,091
                                       __________      __________
                                      $21,717,497     $19,713,160
                                      ===========      ==========

The net appreciation/(depreciation) in fair value of each significant type of investment is as follows:

                                                 December 31,
                                            1995           1994

Custom Stable Value Fund                     -0-             -0-
Equity Index Fund                        $583,191      $ (37,016)
Equity Income Fund                        843,308       (120,785)
                                        _________       ________
                                       $1,426,499      $(157,801)
                                        =========       ========

For the year ended December 31, 1995 the guaranteed insurance contracts of the Custom Stable Value Fund, in aggregate, had an average yield of 6.61%.

                                   -6-

2.   INFORMATION CERTIFIED BY THE FUNDING AGENT

    The Plan Administrator has obtained certifications from the funding agent, T. Rowe Price Trust Company, that the Plan investment value, investment income, fund transfers, and participant loans, which are included in the Plan's financial statements, is complete and accurate, as noted below, as disclosed under investments in Note 1, and as disclosed in Note 4.

Fair value        Investment        Fair value      Investment
   at               Income              at            Income
12/31/95             1995            12/31/94          1994

$23,210,996       $2,776,722      $19,713,160       $1,010,229



3.  SUBSEQUENT EVENTS

    o Effective January 1, 1996, Atlantic Energy, Inc. common stock was made available as an additional participant directed investment option.










4.  PARTICIPANT-DIRECTED INVESTMENT FUNDS AS OF DECEMBER 31, 1995 AND 1994

Net assets available for plan benefits, and changes therein, are presented below for each participant-directed investment fund for the year ended December 31, 1995:

                                                   (In Dollars)

Net Assets available for Plan Benefits December 31, 1995

                 Custom Stable    Equity       Equity      Spectrum     Internat.   Loan
                  Value Fund    Index Fund   Income Fund   Growth Fund  Stock Fund  Fund   Total

Investments
  Common Collective
    Trust
                  13,858,871                                                              13,858,871
 Mutual Fund Accounts            2,935,161    4,923,465      649,468     189,339           8,697,433

Contributions/
Other Receivables
  Employee            15,869         7,825       10,990        1,473         533              36,690
  Employer            13,444                                                                  13,444
  Loan Interest                                                                     1,006      1,006

 Participant Loans                                                                653,686    653,686
                  __________     _________    _________    _________    ________  _______ __________

Net Assets Available for
  Plan benefits
                  13,888,184     2,942,986    4,934,455      650,941     189,872  654,692 23,261,130
                  ==========     =========    =========      =======     =======  ======= ==========

                  Custom Stable    Equity       Equity      Spectrum     Internat.   Loan
                  Value Fund    Index Fund   Income Fund   Growth Fund  Stock Fund  Fund   Total
Changes in Net Assets
Available for Benefits
Year Ended 12/31/95
Additions:
  Employer          712,499                                                                712,499
  Employee          911,279      380,205       558,978        42,543      20,564         1,913,569

  Investment Income
    Interest - GIC  881,506                                                                881,506
    Interest-Loans    9,075        4,845         4,442           707         191   1,006    20,266
    Dividends                    109,189       259,412        43,301       5,626           417,528
    Net Appreciation
        of Invest.                  583,191       843,308        23,408       7,515         1,457,422

  Interfund
  transfers      (2,226,390)     363,640       498,382       549,249     161,433 653,686      -0-
  Transfers
  from the Plan     (38,105)      (6,677)       (3,796)                                    (48,578)
                   ________    _________     _________      ________     _______ _______  _________
TOTAL ADDITION      249,864    1,434,393     2,160,726       659,208     195,329 654,692  5,354,212

Deductions
  Distributions
  to Participant (1,420,968)    (137,372)     (282,098)       (8,123)     (5,439)        (1,854,000)
  Administrative
   Fees
                     (2,340)        (510)         (738)         (144)        (18)            (3,750)
                  _________      _______       _______         _____       _____  ______  _________
TOTAL DEDUCTIONS (1,423,308)    (137,882)     (282,836)       (8,267)     (5,457)        (1,857,750)

Increase in
net assets       (1,173,444)    1,296,511    1,877,890       650,941     189,872 654,692  3,496,462

Net assets available
for plan benefits,
 1/1/95
                 15,061,628     1,646,475    3,056,565             0           0       0 19,764,668
                 __________     _________    _________      ________     _______ _______ __________
Net assets available
for plan benefits,
 12/31/95
                 13,888,184     2,942,986    4,934,455       650,941     189,872 654,692 23,261,130
                 ==========     =========    =========       =======     ======= ======= ==========

                                                   -8-

Net assets available for plan benefits, and changes therein, are presented below for each participant-directed investment fund for the year ended December 31, 1994:

Net Assets available     Custom Stable     Equity        Equity
for Plan benefits         Value Fund     Index Fund    Income Fund     Total
12/31/94
Investments
  Common Collective
   Trust
                          $15,028,133        --            --        $15,028,133
  Mutual Fund Accounts        --         $1,635,936     $3,049,091     4,685,027

Contributions Receivable
  Employer                     14,058        --            --             14,058
  Employee                     19,437        10,539          7,474        37,450
Net Assets Available for   __________     _________      _________    __________
  Plan benefits           $15,061,628    $1,646,475     $3,056,565   $19,764,668
                           ==========     =========      =========    ==========

Changes in Net Assets    Custom Stable     Equity        Equity
Available for Benefits    Value Fund     Index Fund    Income Fund     Total
 Year Ended 12/31/94
Additions:
  Employer               $   783,280         --            --      $   783,280
  Employee                 1,117,378    $  434,927    $  578,706     2,131,011
 Investment Income
   Interest - GIC            877,234         --            --          877,234
   Dividends                   --           58,160       232,636       290,796
    Net depreciation
      of investments           --          (37,241)     (120,560)     (157,801)
  Interfund transfers       (936,173)      154,331       781,842         --
  Transfers to the Plan     (347,518)      (54,506)      (74,247)     (476,271)
                           _________       _______     _________     _________
       Total additions     1,494,201       555,671     1,398,377     3,448,249

Deductions - distributions
 to participants           1,237,400        58,714        80,347     1,376,461
                           _________       _______     _________     _________
Increase in net assets       256,801       496,957     1,318,030     2,071,788

Net assets available
for plan benefits,
 1/1/94                   14,804,827     1,149,518     1,738,535    17,692,880
                          __________     _________     _________    __________
Net assets available
for plan benefits,
 12/31/94                $15,061,628   $ 1,646,475    $3,056,565   $19,764,668
                          ==========     =========     =========    ==========

                                       -9-

                                                      SCHEDULE I

ATLANTIC ELECTRIC
401(K) SAVINGS AND INVESTMENT PLAN - B

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995

Transactions or series of transactions in excess of 5% of the market value of plan assets:

Units or     Description of                      Market         Net Gain
 Shares       Investment           Cost           Value         or (Loss)

Purchases:
            T. Rowe Price
            Custom Stable
            Value Fund           $2,519,499      $2,519,499        -0-

            T. Rowe Price
            Equity Index Fund     1,177,914       1,177,667    $   (247)

           T. Rowe Price
           Equity Income Fund     1,685,851       1,685,435        (416)


Sales:
           T. Rowe Price
           Custom Stable
           Value Fund             3,688,761       3,688,761        -0-

           T. Rowe Price
           Equity Index Fund        405,760         461,633     55,873

           T. Rowe Price
           Equity Income Fund       609,250         654,369     45,119

                                                       Schedule II


ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - B

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995


                     Description of
                       Investment          Cost             Current Value

Custom Stable
 Value Fund                GIC          $13,858,871           $13,858,871

Equity Index Fund      Mutual Fund        2,430,364             2,935,161

Equity Income Fund     Mutual Fund        4,249,864             4,923,465

Spectrum Growth Fund   Mutual Fund          634,001               649,468

International
 Stock Fund            Mutual Fund          185,426               189,339

Participant Loans         Loan              654,692               654,692
                                         __________            __________
TOTAL ASSETS HELD FOR INVESTMENT        $22,013,218           $23,210,996
                                         ==========            ==========

                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  September 9, 1996           /s/ L. M. Walters
                                       L. M. Walters
                                       Treasurer

                      Exhibit Index

Exhibit No.

23           Consent of Independent Auditors'